UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

X-Rite, Incorporated
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
983857103
(CUSIP Number)
Robert J. Kelly c/o Tinicum Lantern II L.L.C. 800 Third Avenue, 40th Floor New York, NY 10022 212-446-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2
 Check the Appropriate Box if a Member of a Group    (a) ☐
 (See Instructions)                                                                      (b) ☒**

**   The reporting persons making this filing hold an aggregate of 11,751,792 Shares, which is 13.6% of the class of securities.
The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,656,302
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,656,302
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,656,302
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 13.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II Parellel Fund, L.P.
2
 Check the Appropriate Box if a Member of a Group    (a) ☐
 (See Instructions)                                                                      (b) ☒**

**   The reporting persons making this filing hold an aggregate of 11,751,792 Shares, which is 13.6% of the class of securities.
The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 60,621
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 60,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund, L.L.C.
2
 Check the Appropriate Box if a Member of a Group    (a) ☐
 (See Instructions)                                                                      (b) ☒**

**   The reporting persons making this filing hold an aggregate of 11,751,792 Shares, which is 13.6% of the class of securities.
The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 34,869
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 34,869
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,869
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2
 Check the Appropriate Box if a Member of a Group    (a) ☐
 (See Instructions)                                                                      (b) ☒**

**   The reporting persons making this filing hold an aggregate of 11,751,792 Shares, which is 13.6% of the class of securities.
The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,751,792
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,751,792
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,751,792
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 13.6%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 983857103

1	Names of Reporting Persons Terence M. O'Toole
2
 Check the Appropriate Box if a Member of a Group    (a) ☐
 (See Instructions)                                                                      (b) ☒**

**   The reporting persons making this filing hold an aggregate of 11,751,792 Shares, which is 13.6% of the class of securities.
The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,751,792
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,751,792
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,751,792
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 13.6%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 983857103

1	Names of Reporting Persons Eric M. Ruttenberg
2
 Check the Appropriate Box if a Member of a Group    (a) ☐
 (See Instructions)                                                                      (b) ☒**

**   The reporting persons making this filing hold an aggregate of 11,751,792 Shares, which is 13.6% of the class of securities.
The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,751,792
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,751,792
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,751,792
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 13.6%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 3, filed on behalf of the entities and persons listed below (collectively, the “Reporting Persons”):

(i)
Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the shares of common stock, par value $0.10 per share (the “Shares”) of X-Rite, Incorporated (the “Company”), held by it;

(ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (the “Parallel Fund”), with respect to the Shares held by it;

(iii)
Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (the “Executive Fund”, and together with TCP II and the Parallel Fund, the “Funds”), with respect to the Shares held by it;

(iv)
Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and the Parallel Fund and the managing member of the Executive Fund (the “Manager”), with respect to the Shares held by each of the Funds;

(v)	Terence M. O’Toole, a United States citizen and a managing member of the Manager (“O’Toole”), with respect to the Shares held by each of the Funds; and

(vi)
Eric M. Ruttenberg, a United States citizen and a managing member of the Manager (“Ruttenberg”, and together with O’Toole, the “Individual Reporting Persons”), with respect to the Shares held by each of the Funds, amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 4, 2008, as amended by the Schedule 13D/A filed by the Reporting Persons with the SEC on August 20, 2009 and the Schedule 13D/A filed by the Reporting Persons with the SEC on November 2, 2009 (as amended, the “Schedule 13D”), relating to the Shares.  Capitalized terms not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On April 10, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Danaher Corporation, a Delaware corporation (“Parent”), Termessos Acquisition Corp., a Michigan corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, Merger Sub agreed to make a cash tender offer (the “Tender Offer”) to acquire all of the Company’s outstanding Shares at a purchase price of $5.55 per share, and, following completion of such Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger as the wholly owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement.  At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Tender Offer will be acquired for cash at $5.55 per share, on the terms and conditions set forth in the Merger Agreement.  For a more detailed description of the Merger Agreement, please see the Current Report on Form 8-K filed by the Company on April 11, 2012.

In connection with the entry into the Merger Agreement by the parties thereto, the Funds entered into a Tender and Support Agreement with Parent and Merger Sub, (the “Support Agreement”). The Support Agreement provides that the Funds shall, among other things: (a) tender 6,883,025 Shares beneficially owned by the Funds (the “Subject Shares”) to Merger Sub; (b) vote all Subject Shares (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, and (ii) against (A) any action or agreement which would in any material respect impede, interfere with or prevent the Tender Offer or the Merger, (B) any Alternative Proposal (as defined in the Merger Agreement) or (C) any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition set forth in Annex I to the Merger Agreement or result in any breach of any covenant, representation or warranty or any other obligation or agreement of the Funds under the Support Agreement; (c) not transfer, sell, assign, gift, hedge, pledge or otherwise dispose of any Shares or any right or interest therein or enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer of Subject Shares or any right or interest therein; (d) not grant any proxy, power-of-attorney or other authorization with respect to the Subject Shares; and (e) not take or permit any other actions that would in any way restrict, limit or interfere with the performance of the Funds’ obligations under the Support Agreement.

In addition, pursuant to the Support Agreement, the Funds have agreed: (i) not to commence or join in, and agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or (y) alleging breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement; and (ii) prior to the Acceptance Time (as defined in the Merger Agreement), to enter into irrevocable agreements to terminate the Key Stockholder Agreements (as defined in the Merger Agreement) to which it is a party, which termination shall be conditioned solely upon the occurrence of the closing of the Merger.

Pursuant to the Support Agreement, the Funds also agreed (A) not to, and not to authorize or permit any of its representatives to, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) enter into any agreement with respect to any Alternative Proposal; (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of its subsidiaries to any person relating to, any Alternative Proposal  or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal; or (iv) tender any Subject Shares in connection with an Alternative Proposal; and (B) to, and cause its representatives to, immediately cease all discussions and negotiations with any person that may be ongoing with respect to any proposal that constitutes, or is reasonably expected to lead to, any Alternative Proposal.

The Support Agreement will automatically terminate upon the first to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the Tender Offer shall have terminated or the Expiration Date (as defined in the Merger Agreement) shall have occurred, in each case without acceptance for payment of the Subject Shares pursuant to the Tender Offer; (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement or the terms of the Tender Offer that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Funds pursuant to the Merger Agreement as in effect as of the date of the Support Agreement; (v) any amendment, modification or waiver of the Minimum Condition (as defined in the Merger Agreement) such that Parent or Merger Sub would beneficially own less than a majority of the of the Shares then outstanding on a fully diluted basis after giving effect to the consummation of the Tender Offer; and (vi) the mutual written consent of the parties to the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which was attached as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2012 and which is incorporated herein by reference.

It is the present intention of the Funds to tender in the Tender Offer all of the Shares held by the Funds (or their affiliates) and, if applicable, vote or cause to be voted all such Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, assuming compliance in each case with the terms and conditions of the Merger Agreement. The Reporting Persons may, at any time, review and reconsider this intention and reserve the right to change this position with respect to all or a portion of such shares, subject to those terms of the Support Agreement which restrict tendering and voting the Subject Shares.

Item 5.                      Interests in Securities of the Issuer

Item 5 is hereby amended by deleting sections (a),(b) under each of “The Funds”, “The Manager” and “The Individual Reporting Persons” and replacing them with the following:

(a)           The Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on the 86,281,412 Shares outstanding as of April 10, 2012, as provided in the Merger Agreement.

(b)           The Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Manager is incorporated herein by reference.

(c)           The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The Funds are parties to that certain Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and the Funds, as further described in Item 4.

Item 7.                      Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 10
Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 11, 2012)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2012

TINICUM LANTERN II L.L.C.,
On its own behalf and as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and
TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.
and as the Managing Member of
TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Eric M. Ruttenberg
By: Eric M. Ruttenberg, Managing Member

/s/ Terence M. O’Toole
TERENCE M. O’TOOLE

/s/ Eric M. Ruttenberg
ERIC M. RUTTENBERG